William Bardeen
Executive Vice President and
Chief Financial Officer

T 212 556 7001
bardewt@nytimes.com

620 8th Avenue
New York, NY 10018

October 18, 2023

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:    The New York Times Company
Form 10-K for the Year Ended December 31, 2022
Filed February 28, 2023
File No. 001-05837

Ladies and Gentlemen:
The following sets out the response of The New York Times Company (the “Company”, “we”, “us” or “our”) to the comments set forth in your letter dated September 19, 2023, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 10-K”). For ease of review, we have set out each of the comments together with the Company’s response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32
1.Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, when you discuss revenue fluctuations, specifically describe the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. As an example, we note that you attribute the change in subscription revenue on page 33 to various factors, such as subscribers graduating to higher prices, the growth in the number of subscribers to your digital-only products, and the impact of an additional six days in the year. See Item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

Securities and Exchange Commission
October 18, 2023

Response:
We acknowledge the Staff’s comment and in future interim and annual filings where we describe two or more business reasons that contributed to a material change in a financial statement line item between periods, we will quantify, where possible, the extent to which each change contributed to the overall change in that line item. Additionally, when we discuss revenue fluctuations, we will, where possible, specifically describe the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services.

2.We note that your statement of operations presents certain costs that are included within “operating profit” but excluded from the “total operating costs” line item. Furthermore, your discussion of “Operating Costs” within your Results of Operations section in MD&A does not include any discussion of these costs despite their inclusion in operating profit. Since acquisition-related costs, multi-employer pension plan liability adjustments, impairment charges, and lease termination charges appear to represent operating costs under U.S. GAAP, as evidenced by their inclusion within operating profit, please clarify why they are excluded from total operating costs and explain in sufficient detail how you determined your statement of operations presentation is consistent with Rule 5-03 of Regulation S-X. In light of the fact that some of these amounts are material to operating profit for the year ended December 31, 2022 and six months ended June 30, 2023, they should, at a minimum, be discussed within your Results of Operations section in MD&A as operating costs. Please revise future filings accordingly.
Response:
Rule 5-03 of Regulation S-X indicates the various captions that, if applicable, are required to be presented on the income statement. The Company’s Statement of Operations includes all applicable captions, and as such, is in compliance with this rule.
The Company’s Statement of Operations includes the following recurring captions - cost of revenue (excluding depreciation and amortization), sales and marketing, product development, general and administrative, and depreciation and amortization totaling to operating costs. In the 2022 10-K (and other past filings), items included under these captions were sub-totaled under the caption “operating costs” on the Statement of Operations, and additional costs that did not fall within these captions (as they were outside the ordinary course of operations), but that were considered operating costs under U.S. GAAP, were listed separately after the operating costs subtotal but before operating profit.
We acknowledge the Staff’s comment and we will revise the Statement of Operations and all other applicable disclosures in our future filings substantially as set out below. This change will include recasting the prior periods presented. In addition, we will include a discussion of the aforementioned items in the Results of Operations section of the Management Discussion and Analysis (“MD&A”) in future interim and annual filings.

Securities and Exchange Commission
October 18, 2023

An example of the updated Statement of Operations operating costs section is as follows:

	Years Ended
(In thousands)	December 31, 2022	December 26, 2021	December 25, 2020
	(52 weeks and six days)	(52 weeks)	(52 weeks)
Operating costs
Cost of revenue (excluding depreciation and amortization)	$1,208,933	$1,039,568	$959,312
Sales and marketing	267,553	294,947	228,993
Product development	204,185	160,871	133,384
General and administrative	289,259	250,124	223,558
Depreciation and amortization	82,654	57,502	62,136
Acquisition-related costs	34,712	—	—
Multiemployer pension plan liability adjustment	14,989	—	—
Impairment charge	4,069	—	—
Lease termination charge	—	3,831	—
Total operating costs	$2,106,354	$1,806,843	$1,607,383
In addition, below is an example of the enhanced MD&A operating costs section:
“Acquisition-Related Costs
In 2022, the Company recorded $34.7 million of acquisition-related costs, which primarily include expenses paid in connection with the acceleration of The Athletic stock options and legal, accounting, financial advisory and integration planning expenses. There were no such costs recorded in 2021.
Multiemployer Pension Plan Liability Adjustment
In 2022, the Company recorded a $22.1 million charge in connection with the Company’s withdrawal from a plan, which was partially offset by a $7.1 million gain related to a multiemployer pension liability adjustment. There were no such charges recorded in 2021.
Impairment Charge
In 2022, the Company recorded a $4.1 million impairment charge for our indefinite-lived intangible asset relating to our Serial podcast. There were no impairment charges recorded in 2021.
Lease Termination Charge
In 2021, the Company recorded a $3.8 million charge resulting from the termination of a tenant’s lease in our headquarters building. There were no impairment charges recorded in 2022.”

Securities and Exchange Commission
October 18, 2023

Notes to the Consolidated Financial Statements
14. Stock-Based Awards, page 108
3.It appears that you issue stock-based awards with market and performance conditions. Please tell us and disclose your accounting policy for recognition of stock-based compensation for awards with such conditions and, in doing so, clarify if you issue any awards that contain both market and performance conditions.
Response:
The Company accounts for its stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company’s current practice is to issue long-term incentive compensation awards, which have components with market conditions (based on total shareholder return) and components with performance conditions (based on financial metrics). All long-term incentive compensation awards are subject to a three-year service period.
The fair value of the component of long-term incentive compensation awards with a market condition is determined at the date of grant using a Monte Carlo simulation model and expensed over the service period on a straight-line basis, irrespective of the probability of the market condition being achieved, and is not reversed if the market condition is not met. The fair value of the component of long-term incentive compensation awards with performance conditions is determined by the average market price on the grant date and expensed based on the probable outcome of the performance conditions at each reporting date with a cumulative adjustment recorded in periods in which there is a change in the Company’s estimate of the number of shares expected to vest. In future annual filings, the Company will revise the disclosure in Note 14, Stock-Based Awards, with additional information related to the recognition of long-term incentive compensation awards substantially as set out below:
“Long-Term Incentive Compensation
The 2010 Incentive Plan provided, and 2020 Incentive Plan provides, for grants of cash and stock-settled long-term incentive compensation awards to key executives payable at the end of three-year cycles based on the achievement of financial goals tied to financial metrics, on stock price performance relative to companies in the Standard & Poor’s 500 Stock Index and on fulfilling the service condition. Cash-settled awards are classified as a liability in our Consolidated Balance Sheets. Stock-settled awards are payable in Class A Common Stock and are classified within equity. These awards include service, market and performance conditions.
Prior to 2022, cash-settled awards were granted with three-year performance cycles and are based on the achievement of a specified financial performance measure. There were payments of approximately $4 million in 2022, $1 million in 2021 and $4 million in 2020.
The long-term incentive compensation awards consist of restricted stock units (starting with the 2022 program) and performance-based awards. The performance-based awards are based on (i) relative Total Shareholder Return (“TSR”) (calculated as stock appreciation plus deemed reinvested dividends), a market condition and (ii) financial metrics (such as adjusted operating profit and digital subscription revenue), the performance conditions.
The fair value of the portion of the performance awards based on TSR is determined at the date of grant using a Monte Carlo simulation model and expensed over the service period on a straight-line basis, irrespective of the probability of the market condition being achieved. The cumulative expense is not reversed if the market condition is not met.

Securities and Exchange Commission
October 18, 2023

The fair value of the portion of the performance awards based on financial metrics is determined by the average market price on the grant date, expensed on a straight-line basis over the service period and adjusted at each reporting date based on the probable outcome of the performance conditions. A cumulative adjustment is recorded in periods in which there is a change in the Company’s estimate of the number of shares expected to vest.
The fair value of the restricted stock units is determined by the average market price on the grant date and expensed on a straight-line basis over the vesting period of the award.”

16. Segment Information, page 111
4.We note from your previous response letter dated December 12, 2018 that Wirecutter represented an operating segment that did not meet the ASC 280-10-50-13 aggregation criteria to be combined with The New York Times Company operating segment. Please confirm whether or not Wirecutter still represents an operating segment that does not meet the ASC 280 aggregation criteria. If so, ensure that you revise your presentation to include Wirecutter in an “all other” category as required by ASC 280-10-50-15.
Response:
The Company has applied the accounting guidance prescribed in ASC Topic 280, Segment Reporting in its determination that as of fiscal year 2020 (and each subsequent period), Wirecutter was no longer an operating segment of the Company. As discussed in our previous response letter dated December 12, 2018, we determined that Wirecutter was an operating segment as a result of the way Wirecutter was managed at the time and the fact that discrete financial information was prepared and discussed with the Chief Operating Decision Maker (“CODM”) on a regular basis.
Since 2018, there have been several changes to the facts and circumstances in our segment evaluation that resulted in the Company’s determination that Wirecutter no longer meets the criteria to be an operating segment. Our determination was based on the following factors:
1.Discrete financial information for Wirecutter is no longer reviewed by the CODM.
2.Wirecutter previously had an Advisory Board of which the CODM at the time was a member. The Advisory Board was intermittently shown discrete financial information for Wirecutter. This Advisory Board was disbanded in 2019.
3.At the time of acquisition in 2016, the President and General Manager of Wirecutter was granted a special one-time three-year cash incentive award based on the financial performance of Wirecutter. That award has since expired. No other incentive awards based on Wirecutter performance have been granted since.
As of December 12, 2018, the date of our previous response letter, Wirecutter operated largely as a separate business. For example, although Wirecutter shared some of the Company’s enterprise resources (such as human resources, legal and technology support), it generated its own content, maintained its own website, used business systems that were largely distinct from the Company’s and had an independent sales and advertising staff. Subsequent to that response, in 2020, Wirecutter content was brought onto the Company’s common website (www.nytimes.com). Additionally, in 2021, Wirecutter became a subscription business available as a standalone subscription as well as part of the Company's digital subscription package. For these reasons, Wirecutter is now more integrated into The New York Times Group (“NYTG”) operating

Securities and Exchange Commission
October 18, 2023

segment, sharing resources that support subscription revenues (subscriber servicing, product development and marketing functions as well as certain general and administrative functions).
Beginning in the first quarter of 2022, the Company has two reportable segments: NYTG and The Athletic.

5.We note that you present adjusted operating costs on both a segment and consolidated basis within your segment footnote and that you identify adjusted operating costs as a non-GAAP measure on pages 29 and 45. Please note that Item 10(e)(1)(ii)(C) of Regulation S-K prohibits the presentation of non-GAAP measures in the financial statement footnotes. Accordingly, please remove your presentation of these non-GAAP measures from your footnotes in future filings and ensure that you include the applicable non-GAAP reconciliations within MD&A, including adjusted operating costs on a segment basis. Ensure you also provide all necessary reconciliations on a segment basis within applicable Form 8-K earnings releases.
Response:
We acknowledge the Staff’s comment and will update future interim and annual filings to exclude adjusted operating costs from the financial statements and expand the reconciliation of operating costs under GAAP to adjusted operating costs by segment in the MD&A and the earnings releases to include adjusted operating costs on a segment basis. This expanded reconciliation will be substantially as follows:

	Years Ended		% Change
(in thousands)	December 31, 2022	December 26, 2021	2022 vs. 2021
	(52 weeks and six days)(1)	(52 weeks)
Total operating costs	$2,106,354	$1,806,843	16.6%
Less:
Depreciation and amortization	82,654	57,502	43.7%
Severance	4,669	882	*
Multiemployer pension plan withdrawal costs	4,871	5,150	(5.4)%
Acquisition-related costs	34,712	—	*
Multiemployer pension plan liability adjustment	14,989	—	*
Impairment charge	4,069	—	*
Lease termination charge	—	3,831	*
Total adjusted operating costs	$1,960,390	$1,739,478	12.7%

Total adjusted operating costs by segment
The New York Times Group	$1,834,627	$1,739,478	5.5%
The Athletic	125,763	—	*
Total adjusted operating costs	$1,960,390	$1,739,478	12.7%
(1) The results of The Athletic have been included in our Consolidated Financial Statements beginning February 1, 2022.
* Represents a change equal to or in excess of 100% or not meaningful.

Securities and Exchange Commission
October 18, 2023

6.As required by ASC 280-10-50-30(b), please revise future filings to reconcile the total of your reportable segments' measure of profit or loss, total adjusted operating profit, to consolidated income before income taxes and discontinued operations.
Response:
We acknowledge the Staff’s comment and will update the Company’s future interim and annual filings to include the following reconciliation of segment adjusted operating profit to consolidated income before income taxes in the financial statements footnotes disclosures:

	Years Ended		% Change
(in thousands)	December 31, 2022	December 26, 2021	2022 vs. 2021
	(52 weeks and six days)(1)	(52 weeks)
Adjusted operating profit			.
The New York Times Group	$389,049	$335,399	16.0%
The Athletic	(41,118)	—	*
Total adjusted operating profit	$347,931	$335,399	3.7%
Less:
Other components of net periodic benefit costs	6,659	10,478	(36.4)%
Depreciation and amortization	82,654	57,502	43.7%
Severance	4,669	882	*
Multiemployer pension plan withdrawal costs	4,871	5,150	(5.4)%
Acquisition-related costs	34,712	—	*
Multiemployer pension plan liability adjustment	14,989	—	*
Impairment charge	4,069	—	*
Lease termination charge	—	3,831	*
Add:
Interest income and other, net	40,691	32,945	23.5%
Income before income taxes	$235,999	$290,501	(18.8)%
(1) The results of The Athletic have been included in our Consolidated Financial Statements beginning February 1, 2022.
* Represents a change equal to or in excess of 100% or not meaningful.

Securities and Exchange Commission
October 18, 2023

18. Commitments and Contingent Liabilities, page 117
7.We note your disclosure that “although the Company cannot predict the outcome of these matters, it is possible that an unfavorable outcome in one or more matters could be material to the Company’s consolidated results of operations or cash flows for an individual reporting period. However, based on currently available information, management does not believe that the ultimate resolution of these matters, individually or in the aggregate, is likely to have a material effect on the Company’s financial position.” Please note that ASC 450-20-50-3 requires that if there is at least a reasonable possibility that additional loss may have been incurred, and an accrual has not been made or exposure exists in excess of the accrual, the footnotes should disclose the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please advise or revise accordingly. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure. See guidance in ASC 450-20-50.
Response:
In accordance with ASC 450-20-50-3, the Company did not believe that there was a reasonable possibility that any litigation as of December 31, 2022, would result in a loss or an additional loss that needed to be disclosed in the notes to the Company’s financial statements.
In future interim and annual filings, unless circumstances change, we will revise our commitments and contingencies disclosure substantially as set out below, with the deletions struck out:
“We are involved in various legal actions incidental to our business that are now pending against us. These actions generally have damage claims that are greatly in excess of the payments, if any, that we would be required to pay if we lost or settled the cases. We record a liability for legal claims when a loss is probable and the amount can be reasonably estimated. Although the Company cannot predict the outcome of these matters, no amount of loss in excess of recorded amounts as of December 31, 2022, is believed to be reasonably possible. ~~it is possible that an unfavorable outcome in one or more matters could be material to the Company’s consolidated results of operations or cash flows for an individual reporting period. However, based on currently available information, management does not believe that the ultimate resolution of these matters, individually or in the aggregate, is likely to have a material effect on the Company’s financial position.~~”
____________________

Securities and Exchange Commission
October 18, 2023

If there are any questions, please contact the undersigned at 212-556-7001, or Diane Brayton, Executive Vice President and General Counsel, at 212-556-5995.

Very truly yours,

/s/ William Bardeen
William Bardeen
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

cc:
Diane Brayton, The New York Times Company
Andrew Blume, SEC Staff
Claire Erlanger, SEC Staff
Morgan, Lewis & Bockius LLP
Ernst & Young, LLP